SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Huize Holding Limited

(Name of Issuer)

Class A common shares, par value $0.00001 per share

(Title of Class of Securities)

44473E105**

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP number applies to the American Depositary Shares (“ADSs”) of Huize Holding Limited (the “Issuer”), each representing 20 Class A common shares, par value $0.00001 per share, of the Issuer (“Class A common shares”).

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44473E105**	13G/A

1	NAMES OF REPORTING PERSONS Crov Global Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 155,928,400(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 155,928,400(1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 155,928,400(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.0%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Represent (i) 23,999,260 Class A common shares in the form of 1,199,963 ADSs and (ii) 131,929,140 Class A common shares, held by Crov Global Holding Limited.

(2)	This percentage is calculated based on 1,036,757,933 common shares issued and outstanding as of February 28, 2022, including (i) 886,166,726 Class A common shares and (ii) 150,591,207 Class B common shares, as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2021. In respect of all matters subject to a shareholders’ vote, each Class A common share is entitled to one vote, and each Class B common share is entitled to 15 votes, voting together as a single class. Each Class B common share is convertible into one Class A common share at any time at the option of the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances.

CUSIP No. 44473E105**	13G/A

1	NAMES OF REPORTING PERSONS Made-in-China.com LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 155,928,400(3)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 155,928,400(3)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 155,928,400(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.0%(4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(3)	Represent (i) 23,999,260 Class A common shares in the form of 1,199,963 ADSs and (ii) 131,929,140 Class A common shares, held by Crov Global Holding Limited., which is wholly owned by Made-in-China.com LIMITED.

(4)	This percentage is calculated based on 1,036,757,933 common shares issued and outstanding as of February 28, 2022, including (i) 886,166,726 Class A common shares and (ii) 150,591,207 Class B common shares, as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2021. In respect of all matters subject to a shareholders’ vote, each Class A common share is entitled to one vote, and each Class B common share is entitled to 15 votes, voting together as a single class. Each Class B common share is convertible into one Class A common share at any time at the option of the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances.

CUSIP No. 44473E105**	13G/A

1	NAMES OF REPORTING PERSONS Focus Technology Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 155,928,400(5)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 155,928,400(5)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 155,928,400(5)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.0%(6)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(5)	Represent (i) 23,999,260 Class A common shares in the form of 1,199,963 ADSs and (ii) 131,929,140 Class A common shares, held by Crov Global Holding Limited, which is wholly owned by Made-in-China.com LIMITED, which in turn is wholly owned by Focus Technology Co., Ltd., a company with its securities listed on Shenzhen Stock Exchange (stock code: 002315).

(6)	This percentage is calculated based on 1,036,757,933 common shares issued and outstanding as of February 28, 2022, including (i) 886,166,726 Class A common shares and (ii) 150,591,207 Class B common shares, as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2021. In respect of all matters subject to a shareholders’ vote, each Class A common share is entitled to one vote, and each Class B common share is entitled to 15 votes, voting together as a single class. Each Class B common share is convertible into one Class A common share at any time at the option of the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances.

CUSIP No. 44473E105**	13G/A

1	NAMES OF REPORTING PERSONS Jinhua Shen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 155,928,400(7)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 155,928,400(7)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 155,928,400(7)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.0%(8)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(7)	Represent (i) 23,999,260 Class A common shares in the form of 1,199,963 ADSs and (ii) 131,929,140 Class A common shares, held by Crov Global Holding Limited, which is wholly owned by Made-in-China.com LIMITED, which in turn is wholly owned by Focus Technology Co., Ltd., a company with its securities listed on Shenzhen Stock Exchange (stock code: 002315). Mr. Jinhua Shen is the controlling shareholder and chairperson of Focus Technology Co., Ltd.

(8)	This percentage is calculated based on 1,036,757,933 common shares issued and outstanding as of February 28, 2022, including (i) 886,166,726 Class A common shares and (ii) 150,591,207 Class B common shares, as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2021. In respect of all matters subject to a shareholders’ vote, each Class A common share is entitled to one vote, and each Class B common share is entitled to 15 votes, voting together as a single class. Each Class B common share is convertible into one Class A common share at any time at the option of the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances.

CUSIP No. 44473E105**	13G/A

Item 1(a)	Name of Issuer:

Huize Holding Limited

Item 1(b)	Address of Issuer’s principal executive offices:

49/F, Building T1,

Qianhai Financial Centre, Linhai Avenue,

Qianhai Shenzhen-Hong Kong Cooperation Zone, Shenzhen 518000, People’s Republic of China

Items 2(a)	Name of Reporting Persons filing:

(i) Crov Global Holding Limited,

(ii) Made-in-China.com LIMITED,

(iii) Focus Technology Co., Ltd., and

(iv) Jinhua Shen

(collectively, the “Reporting Persons”).

Item 2(b)	Address or principal business office or, if none, residence:

No. 7, Lijing Road, Jiangbei New Area, Nanjing, Jiangsu Province, People’s Republic of China

Item 2(c)	Citizenship:

(i) Crov Global Holding Limited — British Virgin Islands

(ii) Made-in-China.com LIMITED — Hong Kong

(iii) Focus Technology Co., Ltd. — People’s Republic of China

(iv) Jinhua Shen — People’s Republic of China

Item 2(d)	Title of class of securities:

Class A common shares, par value US$0.00001 per share

Item 2(e)	CUSIP No.:

44473E105. This CUSIP number applies to the ADSs of the Issuer, each representing 20 Class A common shares.

Item 3	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable.

CUSIP No. 44473E105**	13G/A

Item 4	Ownership

The following information with respect to the ownership of Class A common shares of the Issuer by the Reporting Persons filing this statement on Schedule 13G was provided as of December 31, 2022.

Reporting Persons	Amount beneficially owned		Percent of Class(1)	Percent of aggregate voting power(2)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Crov Global Holding Limited	155,928,400	(3)	15.0%	5.0%	155,928,400	0	155,928,400	0
Made-in-China.com LIMITED	155,928,400	(3)	15.0%	5.0%	155,928,400	0	155,928,400	0
Focus Technology Co., Ltd.	155,928,400	(3)	15.0%	5.0%	155,928,400	0	155,928,400	0
Jinhua Shen	155,928,400	(3)	15.0%	5.0%	155,928,400	0	155,928,400	0

(1)	Calculation is based on 1,036,757,933 common shares issued and outstanding as of February 28, 2022, including (i) 886,166,726 Class A common shares and (ii) 150,591,207 Class B common shares, as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2021. Each Class B common share is convertible into one Class A common share at any time at the option of the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances.
(2)	The percent of aggregate voting power beneficially owned by each Reporting Person is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of Class A common shares and Class B common shares as a single class. In respect of all matters subject to a shareholders’ vote, each Class B common share is entitled to 15 votes per share, whereas each Class A common share is entitled to one vote.
(3)	Represent (i) 23,999,260 Class A common shares in the form of 1,199,963 ADSs and (ii) 131,929,140 Class A common shares, held by Crov Global Holding Limited, whose registered address is Marcy Building, 2nd Floor, Purcell Estate, P.O. Box 2416 Road Town, Tortola, British Virgin Islands. Crov Global Holding Limited is wholly owned by Made-in-China.com LIMITED, which in turn is wholly owned by Focus Technology Co., Ltd., a company with its securities listed on Shenzhen Stock Exchange (stock code: 002315). Mr. Jinhua Shen is the controlling shareholder and chairperson of Focus Technology Co., Ltd. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, each of Made-in-China.com LIMITED, Focus Technology Co., Ltd. and Mr. Jinhua Shen may be deemed to beneficially own all of the shares of the Issuer owned by Crov Global Holding Limited.

Item 5	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

Not applicable.

CUSIP No. 44473E105**	13G/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the attached statement on Schedule 13G is true, complete and correct.

Dated: February 9, 2023

Crov Global Holding Limited

By:	/s/ Jun Gu
Name:	Jun Gu
Title:	Director

Made-in-China.com LIMITED

By:	/s/ Liangfa Huang
Name:	Liangfa Huang
Title:	Director

Focus Technology Co., Ltd.

By:	/s/ Jinhua Shen
Name:	Jinhua Shen
Title:	Director

Jinhua Shen

/s/ Jinhua Shen
Name:	Jinhua Shen

CUSIP No. 44473E105**	13G/A

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement by and among the Reporting Persons, dated February 11, 2021

† Previously filed.